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                                                                    EXHIBIT 20.1

                                  [LETTERHEAD]


NEWS RELEASE
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                    CONTACTS:   JAMES W. BARNETT        GEORGE MANCINI
                                Chairman and CEO        President
                                NHS Financial, Inc.     Luther Burbank Savings
                                415-257-3781            707-578-9216


           NHS FINANCIAL AND LUTHER BURBANK SIGN DEFINITIVE AGREEMENT

     SAN RAFAEL, CA - May 23, 1996 - NHS Financial (NASDAQ:NHSL), the parent of New Horizons Savings and Loan Association has agreed to be acquired by Luther Burbank Savings. Luther Burbank, which is headquartered in Santa Rosa, is a privately held institution. Both corporations have signed a definitive agreement to merge, through which the acquisition will be completed.

     Under the terms of the agreement, Luther Burbank will pay a total cash consideration of approximately $29.7 million or $11.50 per share to the shareholders of NHS Financial. The proposed merger, which is subject to approval by the shareholders of both corporation as well as regulators, is expected to close at the end of the third quarter of 1996.

     In connection with the merger, New Horizon has granted Luther Burbank an option to purchase newly issued shares, giving Luther Burbank 19.9% ownership of NHS Financial. This option would be triggered should NHS Financial accept an offer to be acquired at a higher price.

     "New Horizons and Luther Burbank share similar growth goals, market niches, and business philosophies. Both operations focus on custom construction and residential real estate loans in the North Bay. Our combined operations will broaden lending capacity to the communities we serve," stated James W. Barnett, President and CEO of New Horizons.

     "The merger will strengthen our community oriented thrifts. The resulting institution will be capable of offering even greater service to the communities in Marin and Sonoma counties," stated George Mancini, President of Luther Burbank Savings.

     In August of 1994, the two institutions had agreed, in principle, to a merger in the fall of 1994. Both sides were forced to abandon negotiations, when rapidly rising interest rates put Luther's financing in jeopardy.

     Luther Burbank has $430 million in assets and operates one branch in Santa Rosa. New Horizons Savings and Loan, headquartered in Marin County, has $285 million in assets and operates three branches in San Rafael, Mill Valley and Novato. The core of New Horizon's business is providing customized loans for homes and for home construction. Yesterday, May 22, 1996, the company's stock closed the trading day at $9.50 per share.


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